September 10, 2009

The Board of Trustees

Oppenheimer Investment Grade Bond Fund
6803 S. Tucson Way
Centennial, CO 80112-3924

To the Board of Trustees:

OppenheimerFunds, Inc. (“OFI”) has purchased 7,000 Class A shares, 1,000 Class C shares, 1,000 Class N shares and 1,000 Class Y shares of Oppenheimer Investment Grade Bond Fund (the “Fund”), at a net asset value per share of $10.00 for each class, for an aggregate purchase price of $100,000.

In connection with such purchase, OFI represents that such purchase is made for investment purposes by OFI without any present intention of redeeming or selling such shares.

Very truly yours,

OppenheimerFunds, Inc.

/s/ Robert G. Zack

Robert G. Zack
Executive Vice President and General Counsel